Exhibit 99.1

 Renren Inc. Announces Appointment of Independent Director

BEIJING, China, January 18, 2016 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real name social networking internet platform in China, today announced  the appointment of Mr. Shinzo Nakano as an independent director, as well as a member of the Audit Committee and the chairman of the Compensation Committee of the board of directors of the Company (the “Board”), effective on January 18, 2016.

Mr. Shinzo Nakano has been the president, chief executive officer and a partner at Itochu Technology Ventures, Inc. since April 2015. Mr. Nakano joined Itochu Corporation, one of the largest trading firms in Japan in 1989. During his 26-year-tenure at Itochu Corporation, Mr. Nakano held senior positions in system development, sales and marketing of computer products, Internet business development, and venture investment at Itochu Corporation and its various subsidiaries. Mr. Nakano received his bachelor’s degree in law from Keio University in Tokyo, Japan in 1989.

The Board reviewed the independence of Mr. Nakano and determined that Mr. Nakano satisfied the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934.

“We are delighted to welcome Mr. Shinzo Nakano to Renren’s Board of Directors. His rich experience and industry expertise will bring significant value to Renren.” said Renren’s Chairman and Chief Executive Officer, Mr. Joseph Chen.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photo, play online games. Our internet finance business include primarily consumer financing and auto financing. Renren.com and renren mobile application had approximately 228 million activated users as of September 30, 2015.

For more information, please contact:

Cynthia Liu

Investor Relations

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com